UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-42290

HomesToLife Ltd

(Registrant’s name)

12 Tai Seng Link

GRC Centre, #03-01A, Singapore 534233

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CFO Employment Agreement

HomesToLife Ltd (the “Company” and together with its subsidiaries, the “Group”) has changed the arrangement through which it engages Zhengjie “Jeff” Chai to perform the services of its Chief Financial Officer.

As previously disclosed, the Company and HTL Furniture Inc. (“HTL Furniture”), a U.S. company which is a related party of the Company, entered into a services agreement on May 1, 2026 (the “Old Services Agreement”), pursuant to which the Company engaged HTL Furniture to provide the services of a Chief Financial Officer exclusively through Mr. Chai, effective from May 1, 2026. The Old Services Agreement was later amended on August 7, 2026. In connection with the Old Services Agreement, HTL Furniture entered into an employment agreement with Mr. Chai.

On October 30, 2026, the Company and HTL Furniture terminated the Old Services Agreement, and HTL Furniture terminated the employment agreement with Mr. Chai, both effective October 31, 2026. On the same day, the Company entered into a new services agreement with HomesToLife Inc. (“HomesToLife US”), a California corporation and an indirect wholly owned subsidiary of the Company, pursuant to which the Company engaged HomesToLife US to provide the services of a Chief Financial Officer exclusively through Mr. Chai, effective from November 1, 2026. HomesToLife US also signed an employment agreement with Mr. Chai, pursuant to which HomesToLife US employs Mr. Chai to provide these services to the Company, effective from November 1, 2026. As a result, Mr. Chai will continue to serve as Chief Financial Officer of the Company without interruption, on substantially the same compensation terms.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife Ltd

Date: October 30, 2026	By:	/s/ Phua Yong Tat
	Name:	Phua Yong Tat
	Title:	Director and Vice-Chairman

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